

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2025

John Pavelski
Chief Executive Officer
Carlyle Private Equity Partners Fund, L.P.
1001 Pennsylvania Ave., N.W.
Suite 220 South
Washington, D.C. 20004

   Re: Carlyle Private Equity Partners Fund, L.P.
     Registration Statement on Form 10-12G
     Filed May 2, 2025
     File No. 000-56746

Dear John Pavelski:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance

cc: Rajib Chanda, Esq.